Exhibit 99.2

Quhuo Reported the Unaudited Financial Results for the First Half of 2022,

Achieving an 89.6% Year-over-Year Increase in the Gross Profit

•	Gross profit increased 89.6% year-over-year.

•	Gross margin was 5.0%, as compared to 2.7% in the first half of 2021.

BEIJING, Nov. 15, 2022 (PRNewswire) — Quhuo Limited (NASDAQ: QH) (“Quhuo” or the “Company”), a leading gig economy platform focusing on community-centered services in China, maintained its strategy in 2021 of increasing revenues before enhancing profitability and reported an 89.6% year-over-year increase in gross profit for the six months ended June 30, 2022.

Continuing the strategy of increasing revenues before enhancing profitability

In the first half of 2022, Quhuo maintained its strategy in 2021 of increasing revenues before enhancing profitability. The gross profit increased 89.6% year-over-year and the gross margin reached 5.0%, as compared to that of 2.7% in the first half of 2021, primarily attributable to the Company’s improved operational efficiency and enhanced cost control.

Through optimizing its operational efficiency, the cost of revenue decreased by 1.1% year-over-year, the general and administrative expenses decreased by 22.8% year-over-year, and the adjusted EBITDA loss turned into a profit of RMB10.8 million. The overall financial performance of the first half of 2022 demonstrated the effectiveness of Quhuo’s strategic planning and implementation.

Generating diversified revenue from multiple services

As commented by Mr. Leslie Yu, Chairman and Chief Executive Officer of Quhuo, the Company has been endeavoring to reduce dependency on individual business sectors and experienced a sustainable growth of other community-centered services in addition to the continued solid development of on-demand delivery solutions.

The on-demand delivery solutions remained as the cornerstone of the Company’s business, which generated a revenue of RMB1,763.8 million in the first half of 2022. The Company’s mobility service solutions and housekeeping and accommodation solutions have also achieved excellent preperformance, achieving year-over-year increase of 32.2% and 24.7%, respectively. Specifically, revenues from mobility service solutions were RMB56.5 million (US$8.4 million), which was benefited from the expansion of customer base and service scope for shared-bike maintenance solutions, as well as the commencement of freight solutions in July 2021. The rapidly growing housekeeping and accommodation solutions generated a revenue of RMB43.4 million (US$6.5 million), which demonstrated the benefits of the enlarged customer base and the network synergy achieved by the business expansion of housekeeping and accommodation solutions.

Fulfilling the constant and essential community living needs

The essential living needs of community lives, including but not limited to “clothing, meals, accommodation, and travel,” are necessary for all residents, and the domestic epidemic control led to an increase in the demand for those services at home. These growing needs are the foothold for Quhuo.

Nowadays, Quhuo covers the majority of areas with strong economic demand in first- and second-tier cities in China and provides multiple services around constant and essential community living needs.

In order to further root in community service, Quhuo is planning the community laundry service. This service will create a win-win situation for all parties by linking residents, community store owners, logistics providers and laundry factories through SaaS systems and services.

Undertaking corporate social responsibility actively

At a period when economic downturns and layoffs are occurring from time to time, the Company believes that its business model has positive impact on promoting employment. Further, the Company is implementing various measures to assist workers on its platform with employment opportunities and entrepreneurial support.

Quhuo has helped nearly 500,000 workers find employment up to now, 22.06% of whom have a college degree or above.

In the future, Quhuo will jointly promote its community service ecosystem through its own teams and franchisees, relying on the existing service network covering more than 130 cities and more than 1,200 business districts across the country. Quhuo will continue to focus on constant and essential community life needs to deeply cultivate diversified service scenarios, continuously improve the satisfaction rate of community services through technology and operational empowerment, and solidify its market leader position in community services with lean operations, creating long-term and sustainable business and social value.

About Quhuo

Quhuo Limited (NASDAQ: QH) (“Quhuo” or the “Company”) is a leading gig economy platform focusing on local community-centered services in China. Leveraging Quhuo+, its proprietary technology infrastructure, Quhuo is dedicated to empowering and linking workers and local life service providers and providing end-to-end operation solutions for the life service market. The Company currently provides multiple industry-tailored operational solutions, primarily including on-demand delivery solutions, mobility service solutions, housekeeping and accommodation solutions, and other services, meeting the living needs of hundreds of millions of families in the communities.

With the vision of promoting employment, stabilizing income and empowering entrepreneurship, Quhuo explores multiple scenarios to promote employment of workers, provides, among others, safety and security and vocational training to protect workers, and helps workers plan their career development paths to realize their self-worth.

SAFE HARBOR STATEMENT

This press release contains ‘‘forward-looking statements’’ within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current fact included in this press release are forward-looking statements, including but not limited to statements regarding Quhuo’s business development, financial outlook, beliefs and expectations. Forward-looking statements include statements containing words such as “expect,” “anticipate,” “believe,” “project,” “will” and similar expressions intended to identify forward-looking statements. These forward-looking statements are based on Quhuo’s current expectations and involve risks and uncertainties. Quhuo’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks and uncertainties related to Quhuo’s abilities to (1) manage its growth and expand its operations, (2) address any or all of the risks and challenges in the future in light of its limited operating history and evolving business portfolios, (3) remain in its competitive position in the on-demand food delivery market or further diversify its solution offerings and customer portfolio, (4) maintain relationships with major customers and to find replacement customers on commercially desirable terms or in a timely manner or at all, (5) maintain relationships with existing industry customers or attract new customers, (6) attract, retain and manage workers on its platform, and (7) maintain its market shares in relation to competitors in existing markets and its success in expansion into new markets, as well as the length and severity of the recent COVID-19 outbreak and its impact on Quhuo’s business and industry. Other risks and uncertainties are included under the caption “Risk Factors” and elsewhere in the Company’s filings with the Securities and Exchange Commission, including, without limitation, the Company’s latest annual report on Form 20-F. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements are qualified in their entirety by this cautionary statement, and Quhuo undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

For investor and media inquiries, please contact:

Quhuo Limited

E-mail: pr@meishisong.cn

SOURCE Quhuo Limited